UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34469 / January 13, 2022

_____

In the Matter of

Neuberger Berman BDC LLC
NB Private Markets Fund II (Master) LLC
NB Private Markets Fund III (Master) LLC
NB Crossroads Private Markets Fund IV Holdings LLC
NB Crossroads Private Markets Fund V Holdings LP
NB Crossroads Private Markets Fund VI Holdings LP
NB Crossroads Private Markets Fund VII Holdings LP
NB Crossroads Private Markets Access Fund LLC
NB Alternatives Advisers LLC
Neuberger Berman Investment Advisers LLC
Columbia NB Crossroads Fund II LP
Golden Road Capital Pooling L.P.
MEP Opportunities Fund Holdings LP
NB - Iowa's Public Universities LP
NB 1 PE Investment Holdings LP
NB 1911 LP
NB AGI PE Portfolio II Fund LP
NB ASGA Fund Holdings LP
NB AYAME Holdings LP
NB Blue Ensign Fund LP
NB Caspian Holdings LP
NB CPEG Fund Holdings LP
NB Credit Opportunities Co-Invest Affordable Care I LP
NB Credit Opportunities Co-Invest I LP
NB Credit Opportunities Fund II LP
NB Credit Opportunities II Cayman LP
NB Credit Opportunities II Co-Investment Fund (Cayman) LP
NB Credit Opportunities II Co-Investment (Whistler) LP
NB Crossroads 23 LC Holdings LP
NB Crossroads 23 MC Holdings LP
NB Crossroads 23 SS Holdings LP
NB Crossroads 23 VC Holdings LP
NB Crossroads 24 LC Holdings LP
NB Crossroads 24 MC Holdings LP
NB Crossroads 24 SS Holdings LP
NB Crossroads 24 VC Holdings LP
NB Crossroads XXII – MC Holdings LP

NB Crossroads XXII – VC Holdings LP
NB Crystal PE Holdings LP
NB Enhanced Income Holdings LP
NB Enstar PE Opportunities Fund, LP
NB Euro Crossroads 2018 Holdings SCSP
NB Euro Crossroads 2021 Holdings SCSP
NB Flamingo Private Debt LP
NB Flat Corner PE Holdings LP
NB Gemini Fund LP
NB Granite Private Debt LP
NB Greencastle LP
NB Initium Infrastructure (Eur) Holdings LP
NB Initium Infrastructure (USD) Holdings LP
NB Initium PE (Eur) Holdings LP
NB Initium PE (USD) Holdings LP
NB K-P Loan Partners LP
NB Oak LP
NB PA Co-Investment Fund LP
NB PD III Holdings (LO) LP
NB PD III Holdings (LS) LP
NB PD III Holdings (UO) LP
NB PD III Holdings (US) LP
NB PD IV Equity LP
NB PD IV Holdings (LO-A) LP
NB PD IV Holdings (LS-A) LP
NB PD IV Holdings (US-A) (Levered) LP
NB PD IV Holdings (US-B) (Unlevered) LP
NB PD IV Holdings (UO-A) LP
NB PEP Holdings Limited
NB Pinnacol Assurance Fund LP
NB Private Debt Fund LP
NB Private Debt II Holdings LP
NB Private Equity Credit Opportunities Holdings LP
NB Private Package LP
NB Rembrandt Holdings 2018 LP
NB Rembrandt Holdings 2020 LP
NB Rembrandt Holdings 2022 LP
NB Renaissance Partners Holdings S.A R.L.
NB RESOF Holdings LP
NB RESOF II Cayman Holdings LP
NB RESOF II Holdings LP
NB Resof SP1 LP
NB RP Co-Investment & Secondary Fund LLC
NB RPPE Partners LP
NB SBS US 3 Fund LP

NB Select Opps III MHF LP
NB Select Opps IV MHF LP
NB Select Opps V MHF LP
NB SHP Fund Holdings LP
NB Si-Apollo Sengai Fund Holdings LP
NB SOF III Holdings LP
NB SOF IV Cayman Holdings LP
NB SOF IV Holdings LP
NB SOF V Cayman Holdings LP
NB SOF V Holdings LP
NB Sonoran Fund Limited Partnership
NB Star Buyout Strategy 2020 Holdings Ltd
NB Star Buyout Strategy 2021 Holdings Ltd
NB Strategic Capital LP
NB Strategic Co-Investment Partners IV Holdings LP
NB TCC Strategic Holdings LP
NB Wildcats Fund LP
NB ZCF LP
NBAL Holdings LP
NBFOF Impact - Holdings LP
NBPD III Equity Co-Invest Holdings A LP
NB-Sompo RA Holdings LP
Neub Holdings LP
Neub Infrastructure Holdings LP
Neuberger Berman / New Jersey Custom Investment Fund III LP
NYC-Northbound Emerging Managers Program LP
NYSCRF NB Co-Investment Fund LLC
NYSCRF NB Co-Investment Fund II LLC
Olive Cayman Holdings Ltd
PECO-PD III Borrower LP
SJFED Private Equity Strategic Partnership, L.P.
SJPF Private Equity Strategic Partnership, L.P.
Soleil 2020 Cayman Holdings Ltd
Sunberg PE Opportunities Fund LLC
Sunbern Alternative Opportunities Fund LLC
Toranomon Private Equity 1, L.P.

1290 Avenue of the Americas
New York, NY 10104

(812-15124)

_____

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Neuberger Berman BDC LLC, et al. filed an application on April 17, 2020, and amendments to the application on September 11, 2020, January 22, 2021, August 6, 2021, and November 18, 2021, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment funds and accounts.

On December 16, 2021, a notice of the filing of the application was issued (Investment Company Act Release No. 34443). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Neuberger Berman BDC LLC, et al. (File No. 812-15124) is granted, effective immediately, subject to the conditions contained in the application, as amended.

      For the Commission, by the Division of Investment Management, under delegated authority.

                                        J. Matthew DeLesDernier
                                        Assistant Secretary